June 2, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:	Mr. Kevin L. Vaughn Accounting Branch Chief

Re:	Synovis Life Technologies, Inc. Form 10-K for the year ended October 31, 2010 File No. 0-13907

Dear Mr. Vaughn:

This letter is in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter, dated May 24, 2011, to Mr. Brett Reynolds, Chief Financial Officer of Synovis Life Technologies, Inc. (“Synovis”, the “Company”, “we”, or “our”) regarding Synovis’ annual report on Form 10-K for the fiscal year ended October 31, 2010.

For your convenience, please note that we have repeated your comments below, in italicized type, and the numbered item below corresponds to the number of the comment set forth in the Staff’s letter.

Form 10-K for fiscal year ended October 31, 2010

Note 5 – Supplemental Net Revenue Information, page 40

1.
Comment:  We note your response to prior comment 1.  Based on the analysis provided, it does not appear that the Ortho and Wound operating segment exhibits similar economic characteristics and therefore would not apply for aggregation with the other operating segments.  Please revise future filings to disaggregate this operating segment.  In this regard, please refer to the guidance in paragraph 280-10-50-34 of the FASB Accounting Standards Codification.

Response:  Synovis acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly.

2.
With respect to the conclusion to aggregate the Surgical and Microsurgical segments, please explain to us how aggregation of these operating segments is consistent with the objectives and basic principles of FASB ASC 280.  Please explain to us why you believe that providing disaggregated information would not help users of the financial statements better understand your performance, better assess its prospects for future net cash flows and make more informed judgments about the public entity as a whole.  In this regard, please note that paragraph 280-10-50-11 of the FASB Accounting Standards Codification requires that aggregation of operating segments be consistent with the objectives and basic principles of FASB ASC 280.  In connection with responding to this comment, please address the following:

•
Given consideration to your prior assertion that these two operating segments are similar based on the criteria in FASB ASC 280, explain why management separately analyzes the two operating segments in its internal reporting.

•
Discuss how the chief operating decision maker (CODM) utilizes the information broken down by operating segment in making decisions regarding your operations.  Address why such information is important for the CODM to analyze the business but would not similarly provide users of the financial statements with a better understanding of your performance.

•
Provide us with the historical financial information regarding these operating segments.  Discuss how you considered differences in the historical periods in concluding that aggregation was appropriate.

Response:  Based on our reassessment of the financial projections for each of our operating segments, our recent discussions with the Staff of the Commission, and the disaggregated disclosure of our Ortho and Wound operating segment in future filings, we will also separately disclose our Surgical and Microsurgical operating segments in future filings in accordance with FASB ASC 280.

* * * * *

In connection with this response, Synovis acknowledges that:

1.	Synovis is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	Synovis may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

After you have had an opportunity to review the above response to the Staff’s comments, please call me at (651) 796-7331 to discuss any further questions or comments you might have concerning Synovis’ response.

Very truly yours,

SYNOVIS LIFE TECHNOLOGIES, INC.

By:	/s/ Brett Reynolds
Brett Reynolds
Vice President of Finance, Chief Financial Officer
and Corporate Secretary